Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

November 26, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,022,637

WESTERN WIND RESPONDS TO ANNOUNCEMENT BY BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

Vancouver, BC – November 26, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) today responds to a press release issued on November 23, 2012 by Brookfield Renewable Energy Partners L.P. (“Brookfield”), which announced Brookfield’s intention to make an offer to acquire all of the outstanding common shares of Western Wind for cash consideration of C$2.50 per share (the “Brookfield Offer”).

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the board of directors of the Company (the “Board”) had established a special committee (the “Special Committee”). On August 10, 2012, the Company announced that it had engaged Rothschild (Canada) Inc. (“Rothschild”) as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. (“PI Financial”) engaged as a co-advisor.

Several days after acquiring its interest in the Company, representatives of Brookfield visited the Company and raised the prospect of the Company entering into a bilateral agreement to sell the Company to Brookfield with customary deal protections, including the right of Brookfield to match other offers. Rather than have Brookfield potentially stifle the auction process, the Company instead invited Brookfield to join that process. Despite several attempts to accommodate their requests, Brookfield refused to sign a customary non-disclosure and standstill agreement that was entered into by other auction participants. Brookfield did not return direct calls from the Company and subsequently attended the AGM on September 25, 2012 together with members of the dissidents and their advisors.

On October 24, 2012, the Company announced that the auction process was progressing as planned, with a limited number of bidders having been invited to conduct a second round of very extensive due diligence, as well as the addition of new participants as the proxy battle caused at least 8 weeks of delay in the auction process due to the uncertainty caused by a proxy battle.

The Company would like to highlight that some of the initial expressions received from auction participants that are currently conducting due diligence in the second round of the process, would imply a value significantly greater than that which Brookfield intends to offer.

There is no guarantee that any of the initial expressions of interest received by the Company will result in a formal offer being made or a binding agreement being entered into at this time.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, the Special Committee of independent directors comprised of V. John Wardlow (Chair), Robert C. Bryce and Claus Andrup is to review the Brookfield Offer, when formally made, and make recommendations to the Board in respect of the Brookfield Offer and other alternatives available to the Company upon the conclusion of the auction process.

The Company cautions its shareholders that no action is required by Western Wind shareholders at this time. The Company is in the process of considering and evaluating the announcement, and shareholders are urged to take no action until Western Wind has issued further communication with respect to the announcement and the Brookfield Offer.

Jeff Ciachurski, CEO of Western Wind Energy states “It is my personal opinion the Brookfield offer is too low, and I am committed to obtaining a better price for the shareholders than presently offered by Brookfield vis-a-vis a thorough sales process. We are committed to a transparent, thorough and robust auction process. Rothschild has been nothing short of first class in demonstrating efficiency, integrity and professionalism. The Western Wind shareholders deserve a complete process whereby the highest bids with the greatest likelihood of execution are submitted to the shareholders. The shareholders have voted for a thorough and meaningful process that will maximize the results of the sales process. The Brookfield offer is disruptive to a thorough sales process.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, including the outcome of initial expressions of interest received from, and the results of due diligence investigations of, participants engaged in the Company’s sale process, the likelihood of a formal purchase offer being made by prospective purchaser and, in the event the Company enters into a definitive sale agreement with a prospective purchaser, the consummation of the sale transaction and the value to shareholders of such a transaction. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”,

“intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions (including that the Company is able to successfully identify a prospective purchaser in connection with its previously-announced sales process, that it is able to successfully negotiate, settle the terms of and enter into a definitive agreement in respect of such sale and that it is able to satisfy all conditions to the completion of the sale including receipt of all applicable regulatory approvals including corporate, governmental and regulatory approvals), such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.